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                                                                    EXHIBIT 99.1

                      VISTA ANNOUNCES THIRD QUARTER RESULTS

DENVER, COLORADO, NOVEMBER 20, 1998 - Vista Gold Corp. reported a net loss of US$1.0 million, or US$0.01 per share, for the three months ended September 30, 1998 compared to a net loss of US$35.7 million, or US$0.40 per share, for the same period in 1997. For the first nine months of 1998, the Company reported net earnings of US$1.7 million, or US$0.02 per share, compared to a net loss of US$37.6, or US$0.42 per share, for the same period in 1997.

The Company's Hycroft mine in Nevada produced 24,578 ounces of gold in the third quarter for a total of 94,766 ounces in the first nine months of the year. This compares to third quarter 1997 production of 29,882 ounces and 90,421 ounces for the first nine months of 1997. Measures taken by the Company to reduce costs resulted in a cash operating cost per ounce of $248 for the three months ended September 30, 1998, a decrease of $25, or nine percent, from 1997. For the nine months ended September 30, 1998, the cash operating cost per ounce was $217 as compared to $267 for the same period in 1997.

                                 SUMMARY RESULTS

                                                         Three Months Ended                  Nine Months Ended
                                                             September 30                       September 30
                                                        1998             1997              1998             1997
                                                        ----             ----              ----             ----
(U.S. dollars in thousands, except share data)
Gold sales                                             $ 7,816          $ 10,130          $29,987          $ 31,432
Net earnings (loss)                                       (969)          (35,701)           1,711           (37,583)
Net cash provided by (used in) operations                4,180               538           12,220              (367)
Cash operating cost per ounce                              248               273              217               267
Net earnings (loss) per share                            (0.01)            (0.40)            0.02             (0.42)

Gold production (ounces)                                24,578            29,882           94,766            90,421

The measures taken to reduce costs included reducing mining activities and planning for the complete suspension of mining at the end of May 1998. As a result of higher than expected grades at the Brimstone pit, the Company has been able to defer the suspension until December 1998. Estimated gold production for 1998 has been increased to 108,000 ounces as a result of the higher grades and the deferred mining suspension, and gold production will continue through 1999 and into 2000 from currently inventoried ore at reduced levels.


The Company has examined various mining plans that will allow resumption of mining when gold prices return to more normal levels. In the short-term, the Company will commence reclamation in areas that will not be affected by future operations. The Hycroft property is not fully explored and the Company is pursuing joint venture opportunities to explore for deeper and potentially higher-grade ore.
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Subsequent to September 30, 1998, the Company paid $2.5 million and completely retired the remaining bank debt secured by the assets of the Hycroft mine. This concluded the Company's remaining obligations under the amended debt agreement and allowed the Company to proceed with the acquisition of the Mineral Ridge mine.

On October 21, 1998, Vista Gold Corp. ("Vista) completed the acquisition of Mineral Ridge Resources Inc. ("MRRI") from Cornucopia Resources Ltd. ("Cornucopia"). Vista has acquired all of the shares of MRRI in consideration for 1,562,000 shares of Vista at an aggregate value of US$250,000. Vista concurrently subscribed on a private placement basis for 2,777,777 shares of Cornucopia valued at US$250,000.

The Mineral Ridge mine, located near the town of Silver Peak, approximately 35 miles southwest of Tonopah, Nevada, was constructed by Cornucopia for a cost of approximately US$17 million. The project was completed on May 17, 1997 and the first gold was poured on June 20, 1997. However the project failed to meet commercial production loan tests and was shutdown in December 1997. Vista has completed an in-depth technical review and will undertake a number of modifications to the facility prior to the restart of operations to eliminate the problems experienced by Cornucopia. The improvements include changes to the crushing and agglomeration circuits, the addition of surge capacity to the crushing plant, employment of a coarser crusher product size and the introduction of strong leach solutions during the agglomeration process, all of which Vista believes will improve the rate of recovery of gold.

As a result of its due diligence study, Vista now estimates the proven and probable reserves to be 4 million tons at a grade of 0.06 ounces per ton containing 243,000 ounces of gold. The average estimated cash production costs will be US$226 per ounce and production is planned to be approximately 55,000 ounces in 1999.

As part of the transaction, MRRI has amended its loan agreement with Dresdner Bank. The amended agreement revised the terms of repayment of the previously outstanding loan and accrued interest totaling approximately US$13.5 million and provided additional loans to MRRI totaling US$1.6 million which will be used to pay amounts owing to other creditors of MRRI. The revised agreement required the contribution of US$5.0 million of mining equipment to the project by Vista. Net cash flow from the project will be distributed on the basis of 70 percent to Dresdner Bank and 30 percent to Vista after deduction of US$800,000 of management fees payable to Vista over the next two years and rescheduled principal payments on the additional loans used to repay other creditors. The interest rate on the loans will be LIBOR plus 2 percent and the loans will be secured by the assets of MRRI and the US$5 million of mining equipment contributed by Vista. As part of the agreement with Dresdner, MRRI liquidated forward gold hedges to provide US$3.5 million, which is to be used as working capital and to pay for capital improvements on the project.
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Vista has also executed an amendment to MRRI's principal royalty agreement with
Mary Mining Company Inc. to modify the net smelter royalties payable from the current flat rate of 4 percent if the gold price is US$500 or less, to a graduated scale which increases progressively from 21/2 percent if the gold price is US$300 or less. In consideration for the modification, Vista has paid Mary Mining Company US$24,000 in additional advance royalty payments in 1998.

Mike Richings, the President and Chief Executive Officer of Vista, also reported that the Board of Directors has approved the grant of options to purchase an aggregate of 1,475,000 common shares to Vista Gold's 16 management and staff personnel and options to purchase 100,000 common shares to each of its seven non-employee directors of the company. These options are intended to replace all of the 2,270,000 presently outstanding stock options, both vested and unvested. An additional 792,500 options have expired over the past 12 months as a result of staff reductions. The new options are subject to the holders of all outstanding options agreeing to the cancellation of those options and are also subject to all required regulatory approvals and approval by the shareholders of Vista Gold at its next annual general meeting. The new options will be exercisable at the closing price of the common shares on The Toronto Stock Exchange on November 18, 1998.

Mr. Richings said, "The cancellation of all outstanding options and their replacement with new options is intended to reflect the significant changes in the mining industry and within the corporation over the past several years as a result of the low gold price environment and other external factors. The new options will provide meaningful incentives to key employees who have helped Vista through a very difficult period while carrying considerably increased work loads, and are essential to achieving the Company's aggressive goals. The old options were granted when the corporation's Hycroft mine in Nevada was fully operational at much higher gold prices and before the acquisition of the Amayapampa project in Bolivia and, more recently, the acquisition of the Mineral Ridge property in Nevada.

"The purpose of the new options is to ensure that the interests of all key personnel are aligned with the shareholders and to help ensure the continued growth of Vista Gold through the successful operation of the Mineral Ridge mine, the early development of the Amayapampa project and the pursuit of other opportunities. Mr. Richings also noted that the directors of the corporation had waived their annual directors fees since 1997 and the increase in the number of options for directors was intended to reflect the value of their contribution."

Mr. Richings also stated, "Vista Gold will end 1998 in a much stronger position than it started the year, but is maintaining a program of cash conservation and, accordingly, no cash incentive payments or bonuses will be paid to key employees for 1998."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                      ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450 or
(888) 629-2450.